SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                         HALLWOOD ENERGY PARTNERS, L.P.
                                (Name of Issuer)


       Units Representing Class A Limited Partner Interests in the Issuer
                         (Title of Class of Securities)


                                   40636P 30 O
                                 (CUSIP Number)

                              W. Alan Kailer, Esq.
                 Jenkens & Gilchrist, a Professional Corporation
                          1445 Ross Avenue, Suite 3200
                            Dallas, Texas 75202-2799
                                 (214) 855-4500
                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)


                               November 26 , 1996
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box .




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CUSIP No. 805575206

         1 . Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Persons:
                           The Hallwood Group Incorporated           51-0261339

         2.       Check the Appropriate Box if a Member of a Group  (See
                  Instructions)
                  (a)  [ ]    (b)  [ ]

         3.       SEC Use Only

         4.       Source of Funds (See instructions)    N/A

         5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)or 2(e)

         6.       Citizenship or Place of Organization     Delaware


         Number of        7.  Sole Voting Power        657,260 Class A Units
         Shares                                        ------------------------
         Beneficially     8.  Shared Voting Power                0
         Owned by Each                                 ------------------------
         Reporting        9.  Sole Dispositive Power   657,260 Class A Units
         Person With                                   ------------------------
                         10.  Shared Dispositive Power           0
                                                       ------------------------

         11.      Aggregate Amount Beneficially Owned by Each Reporting Person
                              657,260 Class A Units

         12. Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) [ ]

         13.      Percent of Class Represented by Amount in Row 11.
                                         6.5%

         14.      Type of Reporting Person (See Instructions):
                                         CO


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                                  Schedule 13D

Item 1.  Security and Issuer.

          This statement relates to Class A Units representing limited partner interests (the "Class A Units") in Hallwood Energy Partners, L.P., a Delaware limited partnership ("HEP") having its principal executive offices at 4582 South Ulster Street Parkway, Suite 1700, Denver, Colorado 80237.

Item 2.  Identity and Background.

         (a)     Name:

               The person on whose behalf this statement is filed is The Hallwood Group Incorporated, a Delaware corporation ("Hallwood").

               Hallwood's Board of Directors consists of Anthony J. Gumbiner, Brian M. Troup, Robert L. Lynch, Charles A. Crocco, Jr. and J. Thomas Talbot. Hallwood's officers are Anthony J. Gumbiner, Chairman of the Board of Directors and Chief Executive Officer; Brian M. Troup, President and Chief Operating Officer; William L. Guzzetti, Executive Vice President; Melvin J. Melle, Vice President, Chief Financial Officer and Secretary; Mary P. Doyle, Vice President, and Joseph T. Koenig, Assistant Secretary and Treasurer. Although such directors and officers are not reporting persons, they are persons ("Instruction C Persons") identified in Instruction C to Schedule 13D and hence provide the information required by Items 2 through 6 of this Schedule 13D.

         (b)      Business address:

               The address of the principal office of Hallwood is 3710 Rawlins, Suite 1500, Dallas, Texas 75219. All of the directors and executive officers can be contacted at this address.

         (c)      Principal business:

               Hallwood is a diversified holding company comprised of three divisions operating in four business segments: real estate, energy, textile products and hotels.

               Anthony J. Gumbiner is Chairman of the Board of Directors, Chief Executive Officer and a director of Hallwood, Chairman of the Board of Directors, Chief Executive Officer and a director of Hallwood G.P., Inc., the general partner of HEPGP Ltd. which is the general partner of HEP, a director of Hallwood Holdings S.A. ("HHSA"), and a director of Hallwood Consolidated Resources Corporation ("HCRC") and Hallwood Realty Corporation ("HRC"), which is the general partner of Hallwood Realty Partners, L.P. ("HRP").


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               William L. Guzzetti is President,  Chief Operating  Officer and a
          director of Hallwood G.P., Inc., Executive Vice President of Hallwood, President and director of HRC, President, Chief Operating Officer and director of HCRC.

               Brian M. Troup is President, Chief Operating Officer and a director of Hallwood, a director of HHSA, Hallwood G.P., Inc., HCRC and HRC.

               Robert L. Lynch is Vice Chairman and a director of Hallwood. He is also Chairman of the Board and Chief Executive Officer of Perpetual Storage, Inc.

               Charles A. Crocco, Jr. is a director of Hallwood. He is also a director of First Banks America, Inc. and a shareholder in the law firm of Crocco & DeMaio, P.C.

               J. Thomas Talbot is a director of Hallwood. He is also director of Fidelity National Financial, Inc., the Company, Hemetter Enterprises, Inc., The Baldwin Company and Koll Real Estate Group, a partner of Shaw & Talbot and Pacific Management Group and the owner of The Talbot Company.

               Melvin J. Melle is Vice President, Chief Financial Officer and Secretary of Hallwood.

               Mary P. Doyle is Vice President of Hallwood.

               Joseph T. Koenig is Assistant Vice President and Treasurer of Hallwood.


         (d)      Criminal convictions:

               None of the persons providing information in this statement have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the last five years.

         (e)      Civil proceedings:

               Except for Hallwood, none of the persons providing information in this statement have been subject to a judgment, decree or final order enjoining future violations of or mandating activities subject to federal securities laws or finding any violation with respect to such laws.

               On July 22, 1996, Hallwood agreed to a settlement of a claim by the Securities and Exchange Commission (the "SEC") arising from Hallwood's sale of a small portion of its holdings in the stock of ShowBiz Pizza Time, Inc. ("ShowBiz") during a four-day period in June 1993. These and other similar sales were made by Hallwood pursuant to a pre-planned, long-term selling program begun in December 1992. The SEC asserted that some, but not all, of Hallwood's June 1993 sales were improper because, before the sales program was completed, the Company is alleged to have received nonpublic information about ShowBiz. In connection with the settlement, Hallwood agreed to contribute approximately $953,000, representing the loss that the SEC alleged Hallwood avoided by selling during the four-day period, plus

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          interest  of  $240,000.  Hallwood  also  agreed  to be  subject  to an injunction against any future violations of certain federal securities laws. In addition, the SEC alleged that Anthony J. Gumbiner, Chairman of the Board and Chief Executive Officer of Hallwood, failed to take appropriate action to discontinue Hallwood's sales of the ShowBiz shares during the four days in question. Mr. Gumbiner did not directly conduct the sales, nor did he sell any shares for his own account or for the account of any trust for which he has the power to designate the trustee. Although the sales were made solely by the Company, the SEC assessed a civil penalty of $477,000 against Mr. Gumbiner, as a "control person" for Hallwood. Mr. Gumbiner, however, is not subject to any separate injunction concerning his future personal activities. As provided in the settlement, neither the Company nor Mr. Gumbiner admits or denies the allegations made by the SEC, and both entered into the settlement to avoid the extraordinary time and expense that would be involved in protracted litigation with the government.

         (f) Hallwood is a Delaware corporation with its principal business offices at the address given above. Messrs. Gumbiner and Troup are citizens of the U.K. Messrs. Lynch, Crocco, Talbot, Melle and Koenig and Ms. Doyle are citizens of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

          Hallwood beneficially owns 657,260 Class A Units.

          Hallwood acquired the 513,487 Class A Units and 143,713 Class B Units, which are convertible into Class A Units on a one-for-one basis as a result of the merger (the "Merger") of Hallwood Energy Corporation ("HEC") with Hallwood on November 26, 1996, pursuant to an Agreement and Plan of Merger, dated as of October 9, 1996 ("Merger Agreement"), between Hallwood and HEC. Hallwood continues as the surviving corporation.

Item 4.  Purpose of Transactions.

          Hallwood completed the Merger primarily to permit both Hallwood and the stockholders of HEC to achieve more efficient tax results. Another reason for the Merger is that, in Hallwood's view, the costs associated with Hallwood's status as a publicly traded entity now outweigh any benefits of that status. Finally, Hallwood believes that HEP's status as a publicly traded entity unnecessarily creates potential conflicts of interest between the interests of Hallwood and the other stockholders of HEC.

          Hallwood may, subject to market conditions and other factors deemed relevant by it, purchase additional Class A Units from time to time either in the open market purchases, privately negotiated transactions or otherwise.


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          Hallwood intends to review,  on a continuing  basis, its investment in the Class A Units and Hallwood's business affairs and financial conditions, as well as conditions in the securities markets and general economic and industry conditions. Hallwood may in the future take such actions with respect to its investment in the Class A Units as it deems appropriate in light of the circumstances existing from time to time, including, without limitation, purchasing additional Class A Units or disposing of the Class A Units it now holds or hereafter acquires.

Item 5.  Interest in Securities of the Issuer.

          Hallwood beneficially owns 657,260 Class A Units, or approximately 6.5% of the outstanding Class A Units, assuming the conversion of the 143,773 Class B Units owned by Hallwood into Class A Units. The directors of Hallwood listed in response to Item 2 may all be deemed to share beneficial ownership of the Class A Units. No transactions in the Class A Units, other than as described in Item 3 and below, have been reported by Hallwood or any of the entities or the executive officers or directors listed in response to Item 2, during the past 60 days.

          Mr. Gumbiner is beneficial owner of 127,500 Class A Units, Mr. Guzzetti is beneficial owner of 63,850 Class A Units and Mr. Troup is beneficial owner of 85,000 Class A Units, in each case as a result of options held by the individual.

Item 6. Contracts, Arrangements, Understandings or Relationship's with Respect to Securities of the Issuer.

         No material changes.

Item 7.  Materials to Be Filed as Exhibits.

         No material changes.





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                                    SIGNATURE

               After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: July 31, 1997                THE HALLWOOD GROUP INCORPORATED



                                   By:   /s/ Melvin J. Melle
                                         -----------------------------
                                         Melvin J. Melle
                                         Vice President, Chief Financial
                                         Officer and Secretary




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